UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.                                                                   )*

BuzzFeed, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

12430A 102

(CUSIP Number)

December 3, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No.

1.	Names of Reporting Persons. HDS II, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 5,000,000
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 5,000,000
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.51%
12.	Type of Reporting Person CO

CUSIP No.

1.	Names of Reporting Persons. Hearst Communications, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 12,409,578
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 12,409,578
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,409,578
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.20%
12.	Type of Reporting Person CO

CUSIP No.

1.	Names of Reporting Persons. Hearst Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 12,409,578
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 12,409,578
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,409,578
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.20%
12.	Type of Reporting Person CO

CUSIP No.

1.	Names of Reporting Persons. The Hearst Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 12,409,578
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 12,409,578
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,409,578
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.20%
12.	Type of Reporting Person CO

CUSIP No.

1.	Names of Reporting Persons. The Hearst Family Trust
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 12,409,578
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 12,409,578
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,409,578
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 11.20%
12.	Type of Reporting Person OO (testamentary trust)

CUSIP No.

ITEM 1.

(a)	Name of Issuer: BuzzFeed, Inc.

(b)	Address of Issuer's Principal Executive Offices: 111 East 18th Street, New York, NY 10003

ITEM 2.

(a)	Name of Person Filing: This Statement is filed on behalf of each of the following persons:
1.	HDS II, Inc., a Delaware corporation (“HDS II”);
2.	Hearst Communications, Inc., a Delaware corporation (“HCI”);
3.	Hearst Holdings, Inc., a Delaware corporation (“HHI”);
4.	The Hearst Corporation, a Delaware corporation (“THC”); and
5.	The Hearst Family Trust, a testamentary trust (the “Trust”).

(b)	Address of Principal Business Office, or if None, Residence: The principal business office of each of HDS II, HCI, HHI, THC, and the Trust is 300 West 57th Street, New York, New York 10019. .

(c)	Citizenship: Each of HDS II, HCI, HHI and THC is a Delaware corporation. The Trust is a testamentary trust that was probated in California.

(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 12430A 102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Not applicable.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: HDS II is the beneficial owner of 5,000,000 shares of Class A Common Stock of the Issuer, and HCI is the beneficial owner of 7,409,578 shares of Class A Common Stock of the Issuer. Pursuant to the definition of "beneficial owner" set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, each of HDS II, HCI, HHI, THC and the Trust may be deemed to beneficially own such securities. HCI has the power to direct the voting and disposition of the Class A Common Stock of the Issuer held by HDS II as the controlling stockholder of HDS II. HHI has the power to direct the voting and disposition of the Class A Common Stock of the Issuer held by HDS II and HCI as the controlling stockholder of HCI. THC has the power to direct the voting and disposition of the Class A Common Stock of the Issuer held by HDS II and HCI as the controlling stockholder of HHI. The Trust has the power to direct the voting and disposition of the Class A Common Stock of the Issuer held by HDS II and HCI as the controlling stockholder of THC. Accordingly, for purposes of this Statement, (i) each of HDS II and HCI is reporting that it shares the power to direct the voting and disposition of the Class A Common Stock of the Issuer directly owned by it and (ii) HCI (solely for purposes of shares beneficially owned by HDS II), HHI, THC and the Trust are reporting that they share the power to direct the voting and disposition of the Class A Common Stock of the Issuer held by HDS II and HCI beneficially owned by HDS II and/or HCI.

(b)	Percent of class:

HDS II: 4.51%

HCI: 11.20%

HHI: 11.20%

THC: 11.20%

Trust: 11.20%

(c)	Number of shares as to which such person has:

HDS II

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote: 5,000,000

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of: 5,000,000

HCI

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote: 12,409,578

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of: 12,409,578

HHI

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote: 12,409,578

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of: 12,409,578

THC

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote: 12,409,578

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of: 12,409,578

Trust

(i)	Sole power to vote or to direct the vote:

(ii)	Shared power to vote or to direct the vote: 12,409,578

(iii)	Sole power to dispose or to direct the disposition of:

(iv)	Shared power to dispose or to direct the disposition of: 12,409,578

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2021

HDS II, INC.

By:	/s/ Michael E. Bachmann
Name:	Michael E. Bachmann
Title:	Vice President and Treasurer

HEARST COMMUNICATIONS, INC.

By:	/s/ Mitchell I. Scherzer
Name:	Mitchell I. Scherzer
Title:	Executive Vice President and Chief Financial Officer

HEARST HOLDINGS, INC.

By:	/s/ Mitchell I. Scherzer
Name:	Mitchell I. Scherzer
Title:	Executive Vice President and Chief Financial Officer

THE HEARST CORPORATION

By:	/s/ Mitchell I. Scherzer
Name:	Mitchell I. Scherzer
Title:	Executive Vice President and Chief Financial Officer

THE HEARST FAMILY TRUST

By:	/s/ Mitchell I. Scherzer
Name:	Mitchell I. Scherzer
Title:	Trustee

EXHIBIT A

JOINT FILING AGREEMENT

We, the signatories of the statement on Schedule 13G to which this Joint Filing Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us pursuant to and in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended..

Dated: December 7, 2021

HDS II, INC.

By:	/s/ Michael E. Bachmann
Name:	Michael E. Bachmann
Title:	Vice President and Treasurer

HEARST COMMUNICATIONS, INC.

By:	/s/ Mitchell I. Scherzer
Name:	Mitchell I. Scherzer
Title:	Executive Vice President and Chief Financial Officer

HEARST HOLDINGS, INC.

By:	/s/ Mitchell I. Scherzer
Name:	Mitchell I. Scherzer
Title:	Executive Vice President and Chief Financial Officer

THE HEARST CORPORATION

By:	/s/ Mitchell I. Scherzer
Name:	Mitchell I. Scherzer
Title:	Executive Vice President and Chief Financial Officer

THE HEARST FAMILY TRUST

By:	/s/ Mitchell I. Scherzer
Name:	Mitchell I. Scherzer
Title:	Trustee